Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: SureWest Communications
File No. of Related Registration Statement: 333-180407

DATE:	June 14, 2012

TO:	All SureWest and Consolidated Communications Employees

FROM:	Bob Currey, CEO

SUBJECT:	Organizational Announcements

For the past few months, the senior management teams of both companies have been working diligently on plans to begin integrating our two companies.  It is with great care and thoughtful consideration that we have made decisions on the organizational makeup of our new company.

On Monday, Steve Oldham shared his plans to retire later this month and appropriately applauded the work of the SureWest employees and all that you have accomplished.  We’re appreciative of the open and collaborative approach of Steve and his entire leadership team, throughout this transitional process.  I am pleased with the cooperation of all SureWest employees in an understandably unsettling time and for the significant work accomplished by all of you to this point.

Today we’re pleased to be able to announce the initial organizational structure, which will be effective at transaction close, July 2, 2012.  My direct reports will include:  Bob Udell, COO, Steve Childers, CFO, Steve Shirar, S.V.P. & Corporate Secretary, Chris Young, CIO; Mike Shultz, V.P. Regulatory and Public Policy and Marcia Hussong, Executive Administrative Assistant.  Listed below is an overview of my team and their direct reports and responsibilities:

•	Bob Udell, Chief Operating Officer
Bob’s direct reports will be as follows:

o	Michael Smith, V.P. Marketing
-
Continuing to report to Michael is Rob Koester, Product Management. New to Michael’s group will be Joseph Glenn, Consumer Sales; Brian Anderson, Sales Operations; Kathleen Glenn, Sales Marketing Analyst and Ron Rogers, CA/KC Marketing & Corporate Communications, with Sharon Haak, Marketing Communications, reporting to Ron.

o	Ed Butler, V.P. Commercial Sales
-
Reporting to Ed will be Ryan Whitlock, IL Sales and Business Systems; John Taggart, PA Sales and CLEC; David Woodham, TX Sales and Business Systems; Paul Krueger, CA Business Sales and Brad Botts, KC Business Sales.

o	Brian Carr, V.P. Wholesale and Carrier Services
-
Continuing to report to Brian will be Brad Campbell, Network Optimization, CABS & Line Cost; David Harral, Carrier Sales & TX Transport SBU; Mike Budde, Carrier Sales Engineering and Joanie Ferrance, Carrier Relations & Provisioning.

o	Tom White, V.P. Engineering and NOC
-
Continuing to report to Tom are Eric Dunmire, Strategic Planning and ISP; Troy Conley, IP Core & VoIP; Jim Levingston, Switch Engineering; Stephen King, OSP and Access Engineering; Kurt Rankin NOC; Chris Smith, NOC Tools & Automation; John Woodruff, Project Manager and Laura Diltz, Administrative Assistant.  New to Tom’s group will be Greg Chamberlain, Network Engineering and John Hicks, Network Engineering.

o	Gabe Waggoner, Director Customer Care and Technical Support
-
Reporting to Gabe will be Shelly Romack, IL/TX/PA Business Customer Service, Rhetta Bobo, IL/TX/PA Residential Customer Service; Don Traub, Technical Support; Colleen Avery, CA Customer Service; John Walburn, KC Customer Service; Cindy Witto, Credit and Collections and Theresa Nelson Swango, Administrative Assistant.

o	Scott Barber, V.P. Network and Field Operations
-
Reporting to Scott will be Frank Alva, CA Operations; Matt Zuschlag, KC Operations; Sammy Weaver, TX Operations; Sam Jurka, IL Operations; Jeff Washburn, PA Operations; and Melissa Sanders, Administrative Assistant.

o	Gloria Eaker, Executive Administrative Assistant

•	Steve Childers, Chief Financial Officer
Steve’s direct reports will be as follows:

o	David Herrick, VP and Controller
-
Reporting to Dave will be Kathy Buffington, Senior Financial Analyst; Kevin Owan, Financial Accounting Manager; Heather Horn, General Accounting Supervisor; Keri Gewecke, Collections Section Supervisor and Dan Roskelley, Revenue Accounting Manager.

o	Kay Callison, Director of Accounting
-
Continuing to report to Kay will be Jeff Croy, Revenue Accounting Manager; Mary Konvicka, Fixed Asset Accounting Manager; Scott Hoppin, Accounting Manager; Debra Love, Accounting Manager; Sara Drew, PeopleSoft Systems Administrator and Kyle Brown, PeopleSoft Systems Administrator.

o	Janice Hester, Director of Tax
-	Continuing to report to Janice will be Ben Wells, Income Tax Accountant and Lori Boehm, Miscellaneous Tax Manager.
o	Barb TenEyck, Director of Internal Audit

o	Matt Smith, Treasurer and Director of Investor Relations
-	Reporting to Matt will be Charlie Sorensen, Executive Director of Business Planning and Forecasting; Glenda Wynn, Manager, Financial Planning and Starr Dawkins, Manager Accounts Payable
-	Tracy Zerrusen, Assistant Treasurer

•	Steve Shirar, Senior Vice President & Corporate Secretary
Steve continues in his current role with responsibilities for Mergers & Acquisitions, Directory Services SBU, Public Services SBU, Human Resources & Labor Relations.  Reporting to Steve will be as follows, with changes to groups noted:

o	Steve Jones, V.P. Human Resources & Labor Relations
-
Continuing to report to Steve are Vivian Schott, Sr. Manager Compensation & Benefits; Darlene Kee, Human Resources Manager; Anna Bright, Human Resources Manager; Paula Reed, Payroll Manager and Laura ZuHone, Director Corporate Communications.  Joining Steve Jones’ team and reporting to him will be Jim Hughes, Executive Director Compensation and Benefits; Warrette Davis, Employee Relations Specialist and Andrea Ewing, Sr. Human Resources Generalist.

o	Brad Barker, Manager of IL Directory Sales
o	Randy Barcus, Manager of TX & PA Directory Sales
o	Terry Walsh, Manager of Directory Publishing Operations
o	Kelly Cole, Sr. Manager and GM of Public Services
o	Mary Jo Frank, Executive Administrative Assistant

•	Chris Young, Chief Information Officer
Reporting to Chris will be as follows, with changes to groups noted:

o	Robert Dempsey, Sr. Manager Applications
o	Bobby Fenley, Director Applications
o	Dave McDonald, Director Applications
-	Joining Dave’s current team will be Surinder Dhillion, Director ITS Corporate Solutions
o	Gary Patrem, Director, Supply Chain and Central Services
-	Joining Gary’s team is John Apostolos, Director Central Services
o	Matt Riley, ITS Senior Director, Business Solutions
o	Mike Stevens, Director IT Technical Services
-	Joining Mike’s team will be Ken Jacobs, ITS Infrastructure Manager
o	Karin Williams, Director Implementation Services.

•	Mike Shultz, Vice President, Regulatory and Public Policy
Reporting to Mike will be as follows, with changes to groups noted:

o	Rick Carter, Sr. Manager Billing Operations
o	Jack Day, Manager Government Relations

o	Kevin Kastor, Manager Regulatory & Legislative Affairs
o	Linda Lupton, Manager Compliance and Reporting
o	Scott Kitchen , Sr. Manager Tariffs & Compliance
-	New to Scott’s group will be Elsa Werner, Regulatory Analyst; Floyd Jasinski, External Relations Coordinator and Analyst and Gina Jaramillo, Sr. Regulatory Analyst.

As integration efforts continue, we will further refine our organizational structure.  This is common for a transaction of this size and I appreciate everyone’s continued efforts as we bring the two companies together.  Shortly following the transaction close, my team and I will be out on the road visiting all employees and giving you updates on our corporate goals and the integration progress.

I’m confident we’re in a good position to meet the challenges ahead of us and am excited about the opportunities.  I very much appreciate the work that has been done in both organizations to get us to this point and look forward to the future.

As I have said before, let’s continue to take great care of our customers and we will emerge a larger and stronger company.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Proxy Statement/Prospectus

This material is not a substitute for the joint proxy statement/prospectus the Company and SureWest filed with the Securities and Exchange Commission on March 28, 2012, which, as amended, was declared effective on April 24, 2012. Investors in the Company or SureWest are urged to read the joint proxy statement/prospectus, which contains important information, including detailed risk factors. The joint proxy statement/prospectus is, and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. The definitive joint proxy statement/prospectus was first mailed to the Company’s stockholders and shareholders of SureWest on May 1, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of SureWest is set forth in SureWest’s Form 10-K for the year ended December 31, 2011. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive joint proxy statement/prospectus for such proposed transactions.